

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 18, 2010

Mr. Ryan C. Farris
President
Ally Wholesale Enterprises LLC
200 Renaissance Center
Detroit, MI 48265

> **Re:** **Ally Wholesale Enterprises LLC**
> **Registration Statement on Form S-3**
> **Filed May 24, 2010**
> **File No. 333-167044**

Dear Mr. Farris:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes

for any affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. Please also revise the first paragraph on page S-30 to clarify that you will file the Indenture Supplement simultaneously with or prior to the final prospectus.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. As a follow up to the above comment, we note that your statement on page 37 of the base prospectus that the reserve fund will cover shortfalls in collections on the receivables "or other assets" listed in the base prospectus. Please revise the prospectus supplement to list all assets to be included in an actual takedown or delete this statement.

Prospectus Supplement

Cover Page

6. Please revise the "Credit Enhancement" section to include all forms of credit enhancement contemplated by the prospectus supplement and provided bracketed placeholders for all forms of credit enhancement discussed in the base prospectus.

Summary, page S-1

General

7. We note that you contemplate a revolving period. Please revise to add a section to disclose all information required by Item 1103(a)(5) of Regulation AB, as applicable.

Credit Enhancement and Liquidity, page S-5

8. We note your disclosure on page 4 of the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

9. As a follow up to the above comment, we note that your base prospectus contemplates a number of forms of credit enhancement that are not disclosed in your prospectus supplement. Please revise here and on page S-33 of your filing to include a bracketed placeholder if you ever intend to use any of the other forms of credit enhancement mentioned in the base.

[Basis] [Interest Rate] Swaps, page S-6

10. Please provide brackets to indicate the name of the swap counterparty. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Assets of the Trust, page S-7

11. We note that the depositor has the right to designate additional accounts for the trust and, as a result, the composition of the asset pool may change. Please revise to briefly disclose the circumstances in which additional accounts and underlying receivables will be added to the trust. Refer to Item 1103(a)(6) of Regulation AB.

12. Please also add a statement in which you confirm that all additional assets to the trust portfolio will be added in accordance with Regulation AB.

Credit Enhancement, page S-10

13. We note your disclosure on page 52 of the base prospectus that you contemplate utilizing a cash collateral guaranty or account, as well as subordination between series or classes of series. Please provide the form of disclosure in brackets in your summary section to indicate that you will provide all of the information related to the cash collateral guaranty or account and subordination as required by Item 1103(a)(3)(ix). Please also include these forms of credit enhancement on your cover page.

[Certain Reorganizations Of A Motor Vehicle Manufacturer], page S-12

14. Please add bracketed disclosure in your summary to disclose the names of all Significant Manufacturers.

[The Interest Rate on the Series 20[ ]-[ ] Notes], page S-14

15. We note your statement that the trust is not entering into interest rate hedge agreements, which appears to conflict with disclosure elsewhere in your filing. Please delete this statement or advise.

The Trust, page S-18

16. We note that on page 1 of the base prospectus you have named Wells Fargo Bank as indenture trustee and HSBC Bank USA as the owner trustee. Please name these parties here and elsewhere in the prospectus and base prospectus as necessary. Please provide all information about these parties required by Item 1109 of Regulation AB or advise.

17. We note your bracketed disclosure that information about the owner trustee, Delaware trustee, and back up servicer will "be included." Please revise your bracketed disclosure to clarify that you will provide all information required by Items 1108 and 1109 of Regulation AB.

The Pool of Accounts as of the Reporting Date, page S-26

General

18. Please confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material portfolio characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Static Pool Information, page S-29

19. We note you have provided bracketed disclosure in this section. Please tell us why this disclosure is bracketed and advise as to the circumstances that have made disclosure pursuant to this item uncertain. Alternatively, please remove the brackets.

[The Insurance Policy and the Note Insurer], page S-46

20. Please revise the credit enhancement section of the summary and your cover page to include the insurance policy as a form of credit enhancement or advise.

Affiliations and Relationships Among Transaction Parties, page S-49

21. Please revise to include bracketed disclosure regarding any affiliations with the swap counterparty and any other enhancement or support provider contemplated by Items 1114 and 1115 of Regulation AB. Refer to Item 1119 of Regulation AB.

Base Prospectus

The Addition or Removal of Trust Assets, page 9

22. We note that receivables may be transferred into the trust that may include dealer floorplan receivables originated by third parties. Please confirm that no party other than Ally Bank originated or is expected to originate more than 10% of the pool assets.

Series Percentage and Credit Enhancement Percentage, page 32

23. We note your statement that the prospectus supplement will set forth how the Series Percentage and Credit Enhancement Percentages are calculated, yet we are unable to find these calculations in the prospectus supplement. Please revise the prospectus supplement to disclose this information. Specifically disclose the credit enhancement percentages in the summary section of the prospectus supplement.

Matters Regarding the Servicer, page 48

24. We note your disclosure on page 48 that the servicer may delegate its servicing duties to certain affiliated and unaffiliated third party service providers. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB and provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB. Alternatively, advise as to why this is not necessary.

25. Furthermore, confirm that you will report any additional servicers as required under Item 6.02 of Form 8-K.

Item 17. Undertakings, page II-1

26. We note that you included the undertaking to provide certain static pool data through an internet web site as required by Item 512(l) of Regulation S-K. If you intend to disclose the information required by Item 1105 of Regulation AB on an internet web site, please disclose your intention in the "Static Pool Information" section of the prospectus supplement and provide the specific internet address where the information is posted or advise.

Exhibit Index

27. Please provide us with a copy of your updated Pooling and Servicing Agreement and Indenture, marked to show changes from the prior Pooling and Servicing Agreement and Indenture, respectively, including any changes made to comply with Regulation AB.

28. Please also confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any questions.

Regards,

John Stickel
Attorney-Advisor

cc: Richard V. Kent, Esq. *via facsimile* (313) 656-6124